DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, NY 10020-1104 www.dlapiper.com Stephen P. Alicanti stephen.alicanti@us.dlapiper.com T 212.335.4783

July 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Attention: Christopher Dunham

Re:         Capitalworks Emerging Markets Acquisition Corp

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 29, 2021

CIK No. 0001865248

Dear Mr. Dunham:

This letter is submitted on behalf of Capitalworks Emerging Markets Acquisition Corp (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 filed on June 29, 2021 (the “Draft Registration Statement”), as set forth in your letter dated July 13, 2021, addressed to Roberta Brzezinski, Co-Chief Executive Officer of the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

United States Securities and Exchange Commission

July 27, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 29, 2021

Capitalization, page 82

1.	We note that you are offering 20,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 17,193,239 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Paragraph 2 of ASC 480-10-S99-3A states, in part: “ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer….” (emphasis added). The Company considered the guidance in ASC 480-10-S99-3A and concluded that all 20,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption. A summary of the Company’s analysis is set forth below:

(1)            Are the securities redeemable at a fixed or determinable price on a fixed or determinable date?

No, the Company will provide its ordinary shareholders with the option to redeem all or a portion of their Class A ordinary shares upon the completion of its initial business combination either (i) in connection with a general meeting called to approve the initial business combination or (ii) by means of a tender offer. The Company respectfully directs the Staff to the section entitled “Proposed Business—Manner of Conducting Redemptions” on page 110 of the Draft Registration Statement for more information. The date of the initial business combination, which triggers the ability for Class A ordinary shareholders to redeem their shares, is not fixed or readily determinable.

(2)            Are the securities redeemable at the option of the holder?

No, the amended and restated memorandum and articles of association of the Company to be in effect upon completion of the Company’s initial public offering will provide that in no event will the Company redeem its public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 upon consummation of its initial business combination and after payment of deferred underwriters’ commissions (so that the Company does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement that may be contained in the agreement relating to our initial business combination. The Company respectfully directs the Staff to the section entitled “Proposed Business—Limitation on Redemptions” on page 110 of the Draft Registration Statement for more information. Therefore, the Class A ordinary shares classified as permanent equity are not redeemable at the option of the holder as a result of the aforementioned limitation imposed under the amended and restated memorandum and articles of association of the Company.

United States Securities and Exchange Commission
July 27, 2021

(3)            Are the securities redeemable upon the occurrence of an event that is not solely within the control of the issuer?

No, the Company will provide its ordinary shareholders with the option to redeem all or a portion of their Class A ordinary shares upon the completion of its initial business combination either (i) in connection with a general meeting called to approve the initial business combination or (ii) by means of a tender offer. The Company respectfully directs the Staff to the section entitled “Proposed Business—Manner of Conducting Redemptions” on page 110 of the Draft Registration Statement for more information. The initial business combination and redemption limitation set forth in the amended and restated memorandum and articles of association of the Company, as described above, are each solely within the control of the Company.

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[Signature page immediately follows.]

United States Securities and Exchange Commission

July 27, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4783.

Sincerely,

/s/ Stephen P. Alicanti

Stephen P. Alicanti
DLA Piper LLP (US)

cc:

Roberta Brzezinski, Capitalworks Emerging Markets Acquisition Corp

Alice Hsu, Akin Gump Strauss Hauer & Feld LLP

Anthony J. Renzi, Jr., Akin Gump Strauss Hauer & Feld LLP

Marjorie Sybul Adams, DLA Piper LLP (US)